November 16, 2018

VIA EDGAR TRANSMISSION

Mr. Alberto Zapata

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re: Northern Lights Fund Trust III, File Nos. 333-178833 and 811-22655

Dear Mr. Zapata:

On August 31, 2018, the Registrant, on behalf of its series, Pinnacle Dynamic Growth Fund (the “Fund”), filed a registration statement (the “Registration Statement”) under the Securities Act of 1933 (the “Securities Act”). In a telephone conversation on October 15, 2018, you provided comments to the Registration Statement. Below, please find a summary of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Prospectus

Fees and Expenses

Comment 1: Please provide the completed fee table and expense example prior to submitting its Rule 485(b) filing.

Response: The Registrant will complete the fee table and expense example in its Rule 485(b) filing as follows:

Shareholder Fees (fees paid directly from your investment)	Class A	Class C	Class I
Maximum Sales Charge (Load) Imposed on purchases (as a percentage of offering price)	5.75%	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of purchase price)	None	None	None
Redemption Fee (as a % of amount redeemed if held less than 60 days)	1.00%	1.00%	1.00%
Philip.Sineneng@ThompsonHine.com Direct: 614.469.3217	4812-8379-2248.3

Mr. Alberto Zapata

November 16, 2018

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.00%	1.00%	1.00%
Distribution and Service (12b-1) Fees	0.25%	1.00%	None
Other Expenses	0.91%	0.91%	0.91%
Acquired Fund Fees and Expenses(1)	0.67%	0.67%	0.67%
Total Annual Fund Operating Expenses	2.83%	3.58%	2.58%
Fee Waiver(2)	(0.67)%	(0.67)%	(0.67)%
Total Annual Fund Operating Expenses After Fee Waiver	2.16%	2.91%	1.91%
(1)	Acquired Fund Fees and Expenses are the estimated indirect costs of investing in other investment companies and do not include the cost of investing in underlying funds, like commodity pools, that are not investment companies. The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Fund.
(2)	The Fund’s adviser, Pinnacle Family Advisors, LLC (the “Adviser”), has contractually agreed to waive management fees and to make payments to limit Fund expenses, until the later of January 31, 2020 or one year from the Fund’s effective date, so that the total annual operating expenses (excluding (i) any front-end or contingent deferred loads; (ii) brokerage fees and commissions; (iii) acquired fund fees and expenses; (iv) borrowing costs (such as interest and dividend expense on securities sold short), (v) taxes; and (vi) extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees, contractual indemnification of Fund service providers (other than the Adviser))) of the Fund do not exceed 1.49%, 2.24% and 1.24% of average daily net assets attributable to Class A, C and I shares, respectively. These fee waivers and expense reimbursements are subject to possible recoupment from the Fund within three years after the fees have been waived or reimbursed if such recoupment can be achieved, within the foregoing expense limits or within the expense limits in place at the time of recoupment, whichever is lower. This agreement may be terminated only by the Board of Trustees, on 60 days’ written notice to the Adviser.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The numbers reflected herein include the expense caps through the first year only.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

Class	1 Year	3 Years
A	$781	$1,342
C	$294	$1,035
I	$194	$739

Comment 2: In footnote 2 to the fee table, please confirm that the fee waiver will be in effect for at least one year from the Fund’s effective date.

Response: The Registrant has amended the first sentence of footnote 2 to the fee table to state as follows:

Mr. Alberto Zapata

November 16, 2018

The Fund’s adviser, Pinnacle Family Advisors, LLC (the “Adviser”), has contractually agreed to waive management fees and to make payments to limit Fund expenses~~,~~ until the later of January 31, 2020 or one year from the Fund’s effective date, so that . . .

Comment 3: In the preamble to the Expense Example, please clarify that the waived expenses are reflected only for the term of the waiver, i.e., for the first year, and not thereafter.

Response: The Registrant has amended the disclosure on page 1 of the Prospectus to state the following:

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The numbers reflected herein include the expense caps through the first year only.

Principal Investment Strategies

Comment 4: In the first sentence of the first paragraph under “Principal Investment Strategies,” the Registrant states that the Fund may invest in “fixed income securities of any credit quality.” Please specify the types of fixed income securities in which the Fund may invest.

Response: The Registrant has amended the first sentence under “Principal Investment Strategies” to state as follows:

The Fund intends to operate as a fund of funds and seeks to meet its investment objective by investing, under normal market conditions in exchange traded funds (“ETFs”) that may invest in various asset classes including, but not limited to, foreign and domestic (i) equity securities of all market capitalizations, (ii) ~~fixed income securities of any credit quality~~ high yield bonds, floating and fixed rate corporate bonds, asset backed securities, Government bonds and notes, mortgage backed securities, U.S. and non-U.S. government, corporates, and/or convertible bonds and preferred stocks, (iii) commodities (e.g., gold and securities of mining companies) and (iv) real estate investment trusts (“REITs”) ~~and (v) cash~~.

The Registrant has also amended its “Principal Investment Risks” disclosures to include the following:

Mr. Alberto Zapata

November 16, 2018

Asset Backed Securities Risk: When the Fund invests in asset-backed securities, including mortgage-backed securities and collateralized mortgage obligations, the Fund is subject to the risk that, if the issuer fails to pay interest or repay principal, the assets backing these securities may not be sufficient to support payments on the securities.

Floating Rate Risk: Changes in short-term market interest rates will directly affect the yield on the Fund’s investments in floating rate debt. If short-term market interest rates fall, the yield on the Fund’s shares will also fall. Conversely, when short-term market interest rates rise, because of the lag between changes in such short-term rates and the resetting of the floating rates on the floating rate debt in the Fund’s portfolio, the impact of rising rates will be delayed to the extent of such lag.

Mortgage Backed Securities Risk: Mortgage-backed securities represent participating interests in pools of residential mortgage loans, some of which are guaranteed by the U.S. government, its agencies or instrumentalities. However, the guarantee of these types of securities relates to the principal and interest payments and not the market value of such securities. In addition, the guarantee only relates to the mortgage-backed securities held by the Fund and not the purchase of shares of the Fund.

Comment 5: In the second sentence of the first paragraph under “Principal Investment Strategies,” the Registrant states that “The Fund intends to generally invest in a mix of asset classes with an emphasis on equity and fixed income securities . . .” The Staff believes this formulation is too general. Please address with specificity the breakdown of the assets in which the Fund will invest.

Response: The Registrant has added the following as the second sentence of the first paragraph under “Principal Investment Strategies”:

The Fund considers ETFs from all the aforementioned asset classes, and may invest up to 100% of the Fund’s assets in any one asset class or cash.

Comment 6: In the same sentence referenced in Comment 5, the Registrant states that the Fund may invest “up to 100% of the Fund’s assets in any asset class or cash.” Please explain under what circumstances the Fund would move to such high concentrations and explain how 100% weighting in one asset class comports with the Fund’s 25% concentration limitation.

Mr. Alberto Zapata

November 16, 2018

Response: The Registrant believes its principal strategy disclosures clearly state that the Fund may have 100% of its assets in one asset class, not in one ETF or security. For example, if the Registrant typically invests in equity ETFs, those equity ETFs could represent large value, large blend, large growth, Nasdaq, mid-cap blend, emerging markets, the energy sector and the utilities sector. Therefore, the Fund may have 100% of its assets in equities, but its assets would be diversified and not run afoul of the Fund’s 25% concentration limitation. The Fund would move to 100% in one asset class (e.g., equities) if dictated by the model.

Comment 7: In the second paragraph under the heading “Principal Investment Strategies” on page 2 of the Prospectus, the Registrant states that “The Adviser will score ETFs on a daily basis based on a combination of each ETF’s short-term (30 days or less) and immediate term (120-200 days) momentum.” Given that this appears to be a primary strategy of the Fund, please discuss the consequences of frequent trading in greater detail and expand on the associated risks.

Response: The Registrant has changed the phrase “immediate term” to “intermediate term.” The Registrant has amended the disclosure in the second paragraph under the heading “Principal Investment Strategies” to include the following:

The Adviser may engage in frequent trading of the Fund’s portfolio securities pursuant to its ETF scoring strategy.

The Registrant has further amended its Portfolio Turnover Risk disclosure to include the following:

Active trading of securities may also increase the Fund’s realized capital gains and related distributions, some of which may be taxed at less favorable ordinary income rates which may affect the taxes Fund shareholders pay.

Comment 8: In the same paragraph referenced in Comment 7, the Registrant states that “The Adviser will select the top 8 scoring ETFs for the ‘recommended portfolio’ for the day.” Please articulate what factors are considered when scoring of the ETFs.

Response: The Registrant has reviewed its disclosures and believes that the factors are clearly articulated as “a combination of each ETF’s short-term (30 days or less) and intermediate term (120-200 days) momentum.”

Comment 9: In the last paragraph under the heading “Principal Investment Strategies” on page 2 of the Prospectus, the Registrant states that “The Fund may also invest in volatility exchange traded notes (‘ETNs’) for hedging purposes.” Please provide a greater explanation of ETN hedging. The Division of Investment Management has made a number of observations about derivative related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. See http://www.sec.gov/divisions/investment/guidance/ici073010.pdf. Please review the observations set forth in that letter and revise your disclosure regarding the use and risks of derivatives accordingly.

Mr. Alberto Zapata

November 16, 2018

Response: The Registrant has reviewed its disclosures and believes them to comport with the observations made in the July 30, 2010 letter from Barry D. Miller to Karrie McMillan. The Registrant further confirms that the Fund will not engage in derivative transactions as part of its principal strategies. The Registrant has revised the last paragraph under “Principal Investment Strategies” as follows:

The Fund may also invest in volatility exchange traded notes (“ETNs”) for hedging purposes. No more than 20% of the Fund’s assets will be invested in ETNs for hedging purposes and any investment will be short term (typically less than 20 days).

Principal Investment Risks

Comment 10: Please confirm all risks associated with the underlying funds in which the Fund may invest have been disclosed.

Response: The Registrant refers to its response to Comment 4 and confirms that all principal risks associated with any underlying funds have been disclosed.

Comment 11: If the Fund intends to be invested in an affiliated fund by more than 25%, please disclose such fund’s name, investment strategies, and the associated risks of those investment strategies.

Response: The Registrant does not intend the Fund to invest more than 25% in an affiliated fund.

Comment 12: Please add corresponding investment strategies that warrant the risk disclosures for High Yield (Junk) Bond Risk, Sector Risk and U.S. Government Obligations Risk.

Response: The Registrant refers to its response to Comment 4.

Additional Information About Principal Investment Strategies and Related Risks

Mr. Alberto Zapata

November 16, 2018

Comment 13: Please be sure to carry through any of the foregoing comments through to the “Additional Information About Principal Investment Strategies and Related Risks” section of the Prospectus, as necessary.

Response: The Registrant has amended its disclosures in the “Additional Information About Principal Investment Strategies and Related Risks” section of the Prospectus as noted in the responses to Comments 4-12 above.

Comment 14: Please provide more detail in the “Principal Investment Strategies” section on page 5 of the Prospectus. Consider moving the last paragraph under the section “Principal Investment Strategies” to the beginning of the second paragraph.

Response: The Registrant has revised its disclosures to state as follows:

The Fund intends to operate as a fund of funds and seeks to meet its investment objective by investing, under normal market conditions in exchange traded funds (“ETFs”) that may invest in all major asset classes including, but not limited to, foreign and domestic (i) equity securities of all market capitalizations, (ii) ~~fixed income securities of any credit quality,~~ high yield bonds, floating and fixed rate corporate bonds, asset backed securities, U.S. government bond notes, mortgage-backed securities, international government and/or corporate bonds, U.S. and non-U.S. convertible securities and preferred stock securities, (iii) commodities (e.g., gold and securities of mining companies), and (iv) real estate investment trusts (“REITs~~”) and (v) cash~~. The Fund considers ETFs from all the aforementioned asset classes, and may invest up to 100% of the Fund’s assets in any one asset class or cash. There is no pre-set determination of how much the Fund can hold of a certain asset class. The Fund intends to generally invest in a mix of asset classes with an emphasis on equity and fixed income securities. The Fund may invest up to 100% of the Fund’s assets in any asset class or cash. The equity ETFs in which the Fund invests may include inverse ETFs. The Fund may also invest in cash and cash equivalents directly. The foreign securities held by the underlying ETFs may include those in emerging markets.

Mr. Alberto Zapata

November 16, 2018

The adviser allocates the Fund’s portfolio using the adviser’s proprietary methodology and ranking system that evaluates an ETF’s potential to offer sustainable or expanding growth in revenue, cash flow and earnings. The adviser actively manages the Fund’s dynamic growth strategy using a model provided by Dynamic Portfolio Strategies. The Fund’s adviser will score ETFs on a daily basis based on a combination of each ETF’s short-term (30 days or less) and intermediate ~~immediate~~ term (120-200 days) momentum. The Adviser will select the top 8 scoring ETFs for the “recommended portfolio” for the day. If the total score of the “recommended portfolio” exceeds the score of the existing portfolio by the model’s proprietary statistically relevant amount, the Fund will adopt the “recommended portfolio.” Otherwise, the Fund’s investments will remain intact. The adviser may engage in frequent trading of the Fund’s portfolio securities pursuant to its ETF scoring strategy.

The Fund may also invest in volatility exchange traded notes (“ETNs”) for hedging purposes. No more than 20% of the Fund’s assets will be invested in ETNs for hedging purposes and any investment will be short term (typically less than 20 days). ETNs are debt securities whose returns are linked to a particular index. A volatility ETN is an ETN based on the CBOE Market Volatility Index (“VIX”).

~~The Adviser allocates the Fund’s portfolio using the Adviser’s proprietary methodology and ranking system that evaluates an ETF’s potential to offer sustainable or expanding growth in revenue, cash flow and earnings.~~

Comment 15: Explain “Dealer Reallowance” as used in the table on page 10 of the Prospectus.

Response: The Registrant has added the following disclosure before the table on page 10:

A dealer reallowance, as indicated in the table below, is the portion of the sales/load paid by the Distributor to the selling broker-dealer.

If you have any questions, please call JoAnn Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/Philip B. Sineneng

Philip B. Sineneng

cc: JoAnn M. Strasser